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GREAT BASIN GOLD PROVIDES OPERATIONAL AND EXPLORATION UPDATE

March 7, 2012, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) provides updates on progress at operations and exploration and drilling results for its Hollister Project and Burnstone Mine.

Summary
Hollister operations and exploration results continue to deliver
Hollister 2012 Production Targets – 90,000 to 100,000 Au eqv oz at a cash cost of US$700 – 750 per Au eqv oz1
Significant progress on Burnstone ramp up since the end of December 2011
Water issues resolved
Reef development ends up 19% to 38
Reef development rates achieving planned levels of 40 meters per reef development end per month
Square meters available for stoping up 71% to 12,356 sq meters with an additional 6,000 sq meters partially developed
Productivity underground improving through de-bottlenecking and infrastructure development, and
Mine expected to be cash flow positive (after capital investment) by early Q3 2012
Burnstone 2012 Production Targets – 90,000 to 100,000 Au oz at a cash cost of US$900 – US$1,000 per oz

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “With improvements, both made and planned, to underground infrastructure at Burnstone, the build-up is proceeding well to reach our milestone of 1,500 ore development meters per month in Q2 2012 and our interim production milestone of 10,000 oz per month in early Q3 2012. This will lay the foundation for the project to achieve its potential optimal production rates of 220,000 – 250,000 Au oz per annum, and including Hollister, for the Company to achieve 320,000 – 350,000 Au eqv oz in total production per annum.

The exploration results for Burnstone, and even more so Hollister, underscore the highly prospective nature of the two ore bodies. Although exploration expenditure was cut back in 2011 to ensure that cash flow was directed at our Burnstone Mine development, more exploration is planned at Hollister, and later also at Esmeralda, as cash resources become available.

We understand the faulting and flooding at Burnstone and have plans in place to deal with them, including temporary water handling, which should see a significant improvement to performance in 2012.”

PROGRESS AT OPERATIONS

Nevada operations
The Nevada operations continue to deliver results from trial mining activities in line with the previously announced production targets. Additional emphasis on ore development is improving mining flexibility with the availability of additional stopes allowing for improved grade blending of extracted ore and more consistent performance on a monthly basis. The completion of the Upper-Zone ramp now allows for easy access for delineation drilling, with information obtained improving mine planning and scheduling. Pouring of doré at the Esmeralda mill is still impacted by the underperformance of the acid wash and carbon regeneration circuit. The improvements to the circuit, which will allow for all recovered metal to be poured on site again, are expected to be completed by April 2012. In the interim, an estimated 20,000 Au eqv oz contained in carbon available at the end of February 2012 will be processed at Rand Refinery during March 2012. The good operational performance from the Nevada Operations is expected to continue in 2012, with production of 90,000 to 100,000 Au eqv oz at a cash cost of US$700 – 750 per Au eqv oz from trial mining.

________________________
1Gold equivalent (“Au eqv”) calculations use US$1,650/oz for Au and US$30/oz for Ag.

South African operations
The Burnstone Mine continues to make progress in early 2012 towards resolving certain issues that have restrained the planned production build-up.

Underground flooding experienced in the latter part of 2011 and early 2012 had an impact on the advancement of development. This issue has been resolved following the upgrading of the temporary water handling system. Additional pumps and back-up pump columns are providing additional capacity to not only reticulate the water, but also to transport service water to all working ends, which will improve rates of development and stoping. Reef development ends have increased from 32 in December 2011 to 38 by the end of February 2012. As the remaining 12 temporarily flooded ore development ends become available during the quarter, the mine plans to meet its first development milestone of 1,500 ore development meters per month in Q2 2012, allowing the mine to reach its first production milestone of 22,000 sq meters of stoping and a production rate in excess of 10,000 oz per month in early Q3 2012. To achieve these rates, the mine will need a minimum of 38 ore development ends and each development end must advance on average by approximately 40 meters a month. By the end of February 2012, ore development rates in excess of 38 meters per end per month were being achieved.

In order to alleviate congestion and to prepare for the planned increase in blasted ore tonnes as development rates increase, removing blasted material from underground received preferential attention during February 2012. Drilling of stopes, however, also continued during this period which should allow for an increased rate of production build up from March 2012. Over 12,356 sq meters (up from 7,205 in December 2011) were available for stoping at the end of February 2012, with just over 6,000 additional sq meters under development. Results from the long hole stoping mining method remain positive with stoping widths of approximately 80 cm being achieved on a consistent basis. Improved dilution control on ore development is positively impacting on the feed grade of material delivered to the mill.

The continuing development of stoping blocks will open up additional development ends at increasing rates. This will allow ore development to increase to an average of 2,500 meters per month from approximately 63 development ends by Q4 2012. This additional development is expected to provide additional mining flexibility with an estimated eight months of mineable reserves being available by the end of 2012, and further enhance the production build up during 2013 and 2014 to steady state production. The Company is also focusing on infrastructure improvements to enhance capacity and productivity of ore handling underground, which includes a previously completed automated ore loading system, an ore conveyer belt system from C Block, a decline ramp down to the shaft bottom to allow for effective spillage clean-up and the completion of the first of three permanent clear water and settler dams by July 2012.

Following a review of the current production levels and progress of underground development and infrastructure, the Company expects Burnstone to produce between 90,000 to 100,000 Au oz at a cash cost of US$900 – US$1,000 per oz for the 2012 fiscal year. These cash cost targets represent a marked improvement on the US$1,737 per oz achieved in 2011. As planned, the high ratio of development to stoping ore will continue to impact on the head grade delivered to the mill and cash costs for the balance of 2012.

All equipment required for the production build up is in place. All of our mining teams are currently in place and are undergoing intensive refresher team training to enable them to plan, assess and adjust to the constantly increasing rate of production.

The expected production range also contemplates the previously mentioned upgrade and completion of underground and shaft infrastructure. The Company expects that achieving the planned production build-up will allow Burnstone to turn cash flow positive after capital investment (using a gold price of US$1,650/oz and a US$/ZAR exchange rate of 7.5) during Q3 2012.

EXPLORATION UPDATE

At Hollister, highlights include drilling results from the SE Gwenivere target, Upper Level drilling, and Upper Level mine infrastructure plans, as well as advances in the geothermal system mapping and planned drilling for 2012.

At Burnstone drilling strategies are improving the modeling of structures that, in certain areas, displace the Kimberley Reef horizon. Channel sampling continues to underpin positive grade and channel width trends in the mine development.

HOLLISTER

Underground Drilling and Exploration

Underground exploration and stope delineation drilling has continued during the latter half of 2011 and in January 2012. In total, 89 boreholes for 26,304 feet (7,971 meters) have been completed. These comprised 29 exploration and cover boreholes testing Clementine and SE Gwenivere targets (totaling 13,114 feet or 3,974 meters), 28 Upper Level (formally Blanket Zone) exploration/evaluation holes (totaling 6,908 feet or 2,093 meters), and 32 stope delineation holes (totaling 6,282 feet or 1,904 meters). After reduction to one rig following Q2 2011, the operation has gradually built up to four underground rigs operating: one for epithermal vein/stope delineation, two small man portables for Upper Level evaluation fan drilling, and a larger LM-90 rig commissioned specifically for the current drilling program under the Hollister open-pit excavations. Summary statistics are shown in Table 1.

Table 1: Hollister summary drilling statistics over the period July 2011 – January 2012

	No of DH	Intersections No	Ave Width ft	Ave Au opt	Ave Au g/t	Ave Ag opt	Ave Ag g/t	Max Au opt	Max Width ft
UG Exploration & Cover	29	92	1.7	0.953	32.62	1.5	51.8	22.170	9.1
UG Upper Level evaluation	28	101	3.2	0.414	14.175	1.3	45.3	7.119	17.5
UG Stope delineation	32	134	1.2	0.639	21.892	3.7	128.0	7.068	5.0
Total	89	327

Note: (Table 1) Average grades to date of all intersections are around 0.4 opt Au (14.17 g/t Au) over 3.2 feet (1 meter) width.

Upper Level exploration

A ramp and an alimak raise accessing the Upper Level zones (previously Blanket Zone) of mineralization around the Tertiary –Ordovician unconformity has been completed to 5278 Level, from which I drifting has progressed towards high grade (+1 opt Au) shells formed above the Clementine (16-20) and Gwenivere (8-10) vein systems. This infrastructure has been vital in enabling the initiation of short fan drilling by recently commissioned Bazooka and SJ 252 drilling rigs. Highlights from the Upper Level exploration and evaluation drilling are shown in Table 2 (below). This phase of drilling is providing the basis for targeting trial stoping areas, and it is expected that there will be a commensurate increase in Indicated resources resulting from this work.

Table 2: Upper Level drill highlights

Upper Level evaluation		Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
Vein System	Vein ID		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Upper Levels		JVA11-006	26.0	26.7	0.7	0.7	7.119	244.08	3.3	111
Upper Levels		JVA11-006	33.1	33.7	0.6	0.6	3.712	127.27	2.8	97
Upper Levels	VN19	SJBZ-004	377.0	379.5	2.5	2.5	2.939	100.77	2.9	101
Upper Levels		JVA11-006	81.2	83.0	1.8	1.8	2.336	80.09	4.8	163
Upper Levels		SJBZ-006	345.5	348.0	2.5	2.5	1.863	63.87	0.3	10
Upper Levels	VN19	SJBZ-004	370.2	370.8	0.6	0.6	1.822	62.47	5.2	178
Upper Levels		HDB11-560	552.2	555.1	4.3	4.3	1.513	51.88	5.0	172
Upper Levels	VN18	HDB11-556	446.5	449.0	2.5	2.0	1.507	51.67	0.5	17
Upper Levels	VN13	HSD11-407	555.0	557.5	2.5	2.5	1.093	37.47	0.2	7
Upper Levels	VN6	SJBZ-008	387.5	390.0	2.5	2.5	0.974	33.40	<0.1	<2
Upper Levels	VN17	BAZ-007	3.0	11.0	8.0	8.0	0.730	25.04	5.3	182
Upper Levels	VN16	BAZ-007	25.0	27.5	2.5	2.5	0.717	24.58	0.8	29
Upper Levels	VN99	BAZ-013	57.0	62.0	5.0	5.0	0.695	23.83	0.6	19.5
Upper Levels	VN15	HSD11-391	624.0	629.0	5.0	4.8	0.686	23.52	0.1	5
Upper Levels	VN19	SJBZ-004	372.3	373.8	1.5	1.5	0.685	23.50	1.4	50
Upper Levels	VN18	BAZ-015	24.7	26.3	1.6	1.6	0.593	20.33	1.8	60
Upper Levels		SJBZ-006	433.0	433.9	0.9	0.9	0.519	17.79	0.2	8
Upper Levels	VN19	BAZ-009	66.7	67.7	1.1	1.1	0.431	14.78	0.4	15
Upper Levels	VN99	HSD11-413	555.5	558.0	2.5	2.5	0.379	12.99	0.1	3
Upper Levels	VN17	HSD11-388	606.5	611.5	5.0	5.0	0.377	12.93	0.1	3
Upper Levels	VN17	BAZ-011	0.0	6.0	6.0	6.0	0.334	11.46	2.8	97
Upper Levels	VN14	BAZ-007	58.0	60.5	2.5	2.5	0.323	11.07	1	35
Upper Levels	VN99	SJBZ-004	7.0	9.5	2.5	2.5	0.314	10.77	<0.1	<2
Upper Levels		HDB11-560	429.5	432.0	2.5	2.5	0.309	10.59	0.1	4
Upper Zone	VN15/VN16	BAZ-011	15.5	33.0	17.5	17.5	0.161	5.54	1.1	39
Upper Zone	VN16	HSD11-388	586.3	601.5	15.2	15.2	0.204	6.99	0.4	12
Upper Zone	VN18/VN19	BAZ-010	51.0	65.0	14.0	14.0	0.117	4.01	0.4	14
Upper Zone	VN16/VN17	BAZ-012	0.0	12.5	12.5	12.5	0.178	6.10	0.7	23
Upper Zone	VN17	BAZ-008	2.5	12.5	10.0	10.0	0.175	5.99	4.8	165

Other UG Exploration drilling

During the period under review, 29 boreholes (13,114 feet or 3,974 meters) were completed, providing more infill coverage on the Clementine system, as well as exploring and providing more definition on the SE Gwenivere target. Highlight intersections (>0.3 opt/10 g/t Au) are given below. The SE Gwenivere veins continue to give exciting high grade intersections over narrow widths, which do add complexity to the vein modeling.

Table 3: Highlight intersections (> 0.3 opt / 10 g/t Au) for underground exploration and cover drilling

Veins		Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
Vein System	Vein ID		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	VN20/21	HDB11-542	379.2	379.8	0.6	0.6	4.091	140.26	6.7	231
Clementine	VN18	HDB11-538	221.2	222	0.8	0.8	3.503	120.1	19.6	672
Clementine	VN18	HDB11-543	260.3	261.1	0.8	0.8	2.170	74.53	3.8	130
Clementine	VN20/21	HDB11-542	398.8	399.4	0.6	0.6	1.478	50.67	0.4	14
Clementine	VN20	HDB11-524	391.7	392.5	0.8	0.7	1.065	36.51	1.1	38
Clementine	VN20	HDB11-538	351.6	352.9	1.3	1.3	0.899	30.81	1.0	33
Clementine	VN21	HDB11-542	431.3	432.2	0.9	0.9	0.424	14.54	11.1	382
Clementine	VN18	HDB11-536	265.9	266.4	0.5	0.4	0.417	14.31	0.4	14
Clementine	VN21	HDB11-540	487.4	491.4	2	1.7	0.369	12.64	0.1	2
Clementine	VN20/21	HDB11-543	417.1	418.3	1.2	1.1	0.337	11.58	1.8	63
Clementine	VN18	HDB11-533	315.7	316.2	0.5	0.4	0.325	11.14	0.6	20
Clementine	VN20	HDB11-538	360.7	361.2	0.5	0.5	0.312	10.69	0.7	25
Clementine	VN13	HDB11-563	428.0	433.0	5.0	4.6	0.304	10.42	0.0	1
Gwenivere	VN11	HDB11-557	197.0	199.5	2.5	1.6	0.305	10.46	0.4	15
SE Gwenivere	VN57	HDB11-503	349.1	349.5	0.4	0.4	22.170	760.25	6.9	236
SE Gwenivere	VN99	HDB11-503	121.1	121.8	0.7	0.7	9.504	325.85	7.0	239
SE Gwenivere	VN58	HDB11-550	260.1	260.6	0.5	0.5	7.913	271.31	2.0	68
SE Gwenivere	VN58	HDB11-547	241.1	242.5	1.4	1.4	6.546	224.43	3.5	120
SE Gwenivere	VN58	HDB11-552	247.5	248.0	0.5	0.5	2.796	95.86	1.3	44
SE Gwenivere	VN63	HDB11-548	120.5	123.0	2.5	2.3	1.324	45.39	0.4	13
SE Gwenivere	VN58	HDB11-551	291.0	292.0	1.0	0.9	1.270	43.54	3.1	105
SE Gwenivere	VN52	HDB11-511	249.3	250	0.7	0.5	1.243	42.61	4.3	149
SE Gwenivere	VN60	HDB11-547	189.4	190.0	0.6	0.6	1.219	41.79	5.6	191
SE Gwenivere	VN58	HDB11-546	247.7	248.2	0.5	0.5	1.103	37.83	1.4	48
SE Gwenivere	VN59	HDB11-494	37	37.5	0.5	0.4	0.970	33.26	0.9	31
SE Gwenivere	VN60	HDB11-503	200.7	201.6	0.9	0.9	0.865	29.66	2.4	84
SE Gwenivere	VN58	HDB11-552	249.6	250.1	0.5	0.5	0.787	26.98	0.8	28
SE Gwenivere	VN60	HDB11-545	240.5	241	0.5	0.5	0.783	26.85	0.3	11
SE Gwenivere	VN59	HDB11-551	255.2	255.8	0.6	0.6	0.594	20.37	1.1	37
SE Gwenivere	VN59	HDB11-552	236.5	237.6	1.1	1.1	0.529	18.14	0.8	26
SE Gwenivere	VN57	HDB11-547	263.3	266.8	3.5	3.5	0.496	17.01	0.2	8
SE Gwenivere	VN99	HDB11-503	85.5	88	2.5	2.5	0.472	16.18	0.5	16
SE Gwenivere	VN58	HDB11-502	304.3	306.5	2.2	2.2	0.393	13.48	0.3	9
SE Gwenivere	VN51	HDB11-511	286	287	1	0.8	0.385	13.19	1.4	48
SE Gwenivere	VN61	HDB11-547	146.5	148.0	2.5	2.5	0.344	11.79	0.3	11
SE Gwenivere	VN59	HDB11-550	241.2	241.7	0.5	0.5	0.318	10.89	1.7	58
SE Gwenivere	VN59	HDB11-492	23.0	33.0	10.0	8.5	0.307	10.52	0.4	12
SE Gwenivere	VN58	HDB11-502	298.5	301.8	3.3	3.3	0.293	10.06	0.4	13

Stope Delineation

Stope delineation on the Gwenivere and Clementine vein systems continued, and a total of 32 boreholes have realized a further 134 vein intersections. Highlight intersections (>0.7 opt/25 g/t Au) are given below:

Table 4: Highlight intersections (> 0.7 opt / 25 g/t Au) for stope delineation drilling

Veins		Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
Vein System	Vein ID		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	VN15	HSD11-418	7.0	12.0	5.0	5.0	9.460	294.03	0.0	0
Clementine	VN16	HSD12-421	44.8	45.6	0.8	0.8	2.941	100.83	1.5	51
Clementine	VN17	HSD12-422	50.3	51.0	0.7	0.7	1.495	51.27	0.2	8
Clementine	VN18	HSD12-421	128.8	131.3	2.5	2.5	0.836	28.66	3.3	113
Gwenivere	VN2	HSD11-386	31.4	31.9	0.5	0.5	7.068	242.35	4.9	170
Gwenivere	VN8	HSD11-392	406.7	407.3	0.6	0.6	6.858	235.13	14.3	490
Gwenivere	VN3	HSD11-407	78.4	78.9	0.5	0.5	5.520	189.26	23.0	788
Gwenivere	VN3	HSD11-388	58.2	58.7	0.5	0.5	4.781	163.92	19.2	661
Gwenivere	VN2	HSD11-392	35.7	36.2	0.5	0.5	3.947	135.32	4.6	157
Gwenivere	VN3	HSD11-406	74.9	75.6	0.7	0.7	3.007	103.10	10.7	367
Gwenivere	VN9	HSD11-413	492.4	493.2	0.8	0.8	2.193	75.19	6.8	232
Gwenivere	VN6	HSD11-385	190.0	190.5	0.5	0.5	1.713	58.73	39.1	1340
Gwenivere	VN8	HSD11-406	326.6	327.4	0.8	0.8	1.606	55.06	10.9	375
Gwenivere	VN10	HSD11-409	363.9	364.5	0.6	0.6	1.575	54.00	12.6	433
Gwenivere	VN7	HSD11-402	392.5	395.0	2.5	2.4	1.485	50.93	0.7	25
Gwenivere	VN3	HSD11-385	65.7	66.5	0.8	0.7	1.458	49.99	4.0	136
Gwenivere	VN7/VN8	HSD11-383	115.5	116.2	0.7	0.8	1.091	37.41	9.9	341
Gwenivere	VN2	HSD11-385	32.8	33.3	0.5	0.5	1.003	34.39	6.6	226
Gwenivere	VN3	HSD11-386	62.4	63.2	0.8	0.8	0.914	31.34	3.2	108
Gwenivere	VN10	HSD11-391	345.1	347.0	1.9	1.8	0.900	30.86	0.3	11
Gwenivere	VN2	HSD11-399	34.5	35.2	0.7	0.7	0.894	30.65	5.7	194
Gwenivere	VN2	HSD11-391	33.6	34.1	0.5	0.5	0.868	29.76	4.4	149
Gwenivere	VN2	HSD11-405	32.1	32.6	0.5	0.5	0.788	27.03	8.9	304
Gwenivere	VN2	HSD11-404	47.3	48.2	0.9	0.9	0.776	26.61	4.0	137
Gwenivere	VN8	HSD11-388	265.3	265.8	0.5	0.5	0.770	26.40	20.9	718
Gwenivere	VN6	HSD11-394	171.5	172.0	0.5	0.4	0.758	25.99	0.4	15
Gwenivere	VN3	HSD11-404	62.7	64.1	1.4	1.4	0.755	25.90	6.6	226
Gwenivere	VN3	HSD11-394	63.6	64.1	0.7	0.6	0.741	25.41	0.6	19

Surface Exploration

A phase of detailed surface mapping was completed during the summer field season, and has now been integrated with the subregional and minesite scale collation and interpretation of airborne magnetic, ground CSAMT (high resolution resistivity) and gravity data. The detailed surface work is providing significant support to the CSAMT interpretations (correlation of high resistivity spikes with volcanic vents/geyserites and hydrothermal breccias zones), as well as providing clear evidence for the western extension of Gwenivere/Clementine system, supported by volcanic features at surface. Currently 15 significant vent areas, have been identified which indicates an ideal environment for mineral formation/deposition.

Drill programs planned for the 2012 field season have been refined to test numerous features detailed by the geological synopsis. The Hatter Graben area will be drilled to a resource classification should adequate funds be available, and the Butte East and South Velvet targets which are supported by the mapping and CSAMT interpretations. CSAMT high resolution resistivity data has been integrated with the surface mapping, plus empirical borehole data, and a number of new vein system targets are emerging from this work.

Mineral Resources

The 2011 Mineral resource update for Hollister has been delayed due to QAQC issues with Ag analyses over the period from July 2010 to June 2011. Pulps have been check assayed and certain changes have been made with respect to the preparation and acid digestion procedures for the assays. It is anticipated that the resource estimate will be completed before the end of Q1 2012 and made available during Q2 2012. In the meantime, a very rigorous Indicator Kriging model has been applied for testing and forecasting trial mining tonnages and grades.

BURNSTONE

Underground and Surface Evaluation

Infill drilling from surface is being undertaken to tighten up on the evaluation and structural geometry of certain mining blocks. Each drill station is providing four “umbrella” intersections around a vertical “mother hole”, and Kimberley Reef intersections approximately 100 meters apart. Since the discovery of Graben faulting in the B2 area underground in January 2011, 45 surface boreholes have been completed. Table 5 shows summary surface drilling statistics and Table 6 Kimberley Reef intersections from the infill surface drilling program.

Table 5: Summary surface infill drilling statistics – Kimberley Reef

	Grade Au g/t	Channel Width cm	Cmg/t
Mean	6.45	51	328
Minimum	0.00	0	0
Maximum	27.70	216	n/a
Count	45.0	45	45

Underground evaluation is principally conducted and effected by channel sampling of exposed sidewalls of development drives and stope panels. Horizontal or shallow dipping cover drilling is undertaken for development control. The summary gold grade (g/t), channel width (cw) and gold content (cmg/t) statistics for the various mining blocks up to the end of January 2012 are shown below in Table 6. To date, nearly 18,000 channel samples have been taken.

Table 6: Summary Channel Sample results to end January 2012

BLOCK	Channel Grade Au g/t	Planned Grade Au g/t	Channel Reef width CW cm	Planned Reef width CW cm	Channel Content Cmg/t	Planned Content Cmg/t
B2	8.05	11.87	58	54	464	641
B3	3.20	3.19	96	102	306	325
C3	15.45	12.56	38	30	581	377
C Upper	14.61	13.30	49	43	720	572
N = 17,829
Weighted Av	6.91		76		525

These results are in-line with or better than mine development expectations. The Life-of-Mine plan indicates an average channel width of 68 cm compared to the 45 cm reported in the Feasibility Study.

Structural Breaks

The opening up of Kimberley Reef exposures with the underground mine development has provided a major increase in evaluation data, namely through channel sampling and mapping. The previous phases of surface drilling leading up to the feasibility study and subsequent mine development, because of their vertical orientation, missed intersecting numerous post – mineral (i.e. after formation of the Kimberley Reef) faults. Certain undetected structures, including Graben structure in the B2 mine block area with an 80 meter movement, have seriously disrupted the mine development momentum. Preliminary investigations into conducting a 3D seismic survey have been undertaken, which will only be completed within a 15 to 18 month period.

In order to better develop the structural model of the mine, orientation studies have been initiated testing Downhole Radar and a Magneto-Telluric ground IP system. These geophysical methods may provide more timely and ongoing cost effective “mapping tools” so as to further mitigate structural discontinuities of the Kimberley Reef.

Other Matters

The Company has received notification from Gold Fields Limited (“Gold Fields”) that it intends to seek rescission of an agreement under which Gold Fields cancelled a 2% net smelter royalty over a majority of Area 1 of the Burnstone mine. Under that transaction Gold Fields cancelled the royalty for consideration of ZAR 80 million ($11 million) and on the condition that Gold Fields should receive certain Mining Charter score card credits from the South African government. As Gold Fields has not received these credits, the Company and Gold Fields are seeking a mutually acceptable outcome and management does not expect this issue to have an impact on the Company’s near term cashflow, development or production targets set in this release.

Technical information herein has been reviewed and approved by Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration. Mr Bentley is a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Samples collected from the Hollister Project are delivered to Pinnacle Assay Labs (Lovelock, Nevada) and / or Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

Samples collected from the Burnstone Mine are delivered to ALS Chemex in Johannesburg, South Africa. Borehole core and channel samples of Kimberley Reef are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 70% passing 10- mesh (2mm), taking a 400 g sub-sample using a Jones splitter, and then pulverizing the 400 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Three 50 g charges are fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and ALS Chemex internal standards and blanks. Coarse blanks (barren basalt or quartzite) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. ALS Chemex also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

This document contains “forward-looking statements” that were based on Great Basin Gold’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining the extent of mineral resources or reserves which exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected political, judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.